July 5, 2012


Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated May 17, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your comments. I will number my responses to correspond with the number on your comments.

     1. To answer your comment we have added a paragraph to Business Discussion and a Risk Factor. We have also added a discussion of "Smaller Reporting Company".

     2.   Filed as requested.

     3.   The Company is progressing with its business plan, it has:

          *    Purchased a patent on its product
          *    Built and operated a model of its product successfully
          *    Opened a web site to display its product
          *    Published a sales brochure
          * Signed a contract with a large pool construction company to install it product.
          * In addition it has received additional funding in the form of a loan from it president.
          * Recruited a commission sales person within the pool industry who visits over 40 potential customers each week. He is distributing our brochures.

The Company plans an offering after the distribution to its new shareholders to attempt to raise additional capital.

     4. We felt that this business transaction was in the best interests of the shareholders of both Free Flow and Garden Bay. The shareholders of Garden Bay received what could become a valuable asset where they had none before and Free Flow received a group of shareholders which had a vested interest in the Company and in the future could be solicited for a private placement to raise addition finances for the Company. These shareholders by buying stock in Garden Bay have shown their propensity to buy stock in risky startup companies. We have added a paragraph under "Dividend Distribution by Garden Bay.

                                      II-5
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     5.   Changed

     6.   revised

     7.   Changed as requested

     8. Corrected. We have added wording regarding need to raise additional capital and the Company's plan to raise it.

     9.   Corrected

     10. We have added this risk factor removing the wording as you suggested. We have added a risk factor on raising capital.

     11. We do not believe the tax opinion is material to the transaction for which this registration statement is being filed. The Company has revised the registration statement to negate any reference to Ms. Batcher's written tax opinion.

     12.  Changed to 180 plus 90.

     13.  Changed to completely arbitrary.

     14. The beneficial owner of the corporate stock have been named. To the best of the Company's knowledge, none are entities which are broker-dealers or an affiliate of a broker-dealer

     15.  This information has been added.

     16.  Corrected

     17. We have disclosed this basis, as to loans and potential raising of equity capital. We also have shown out costs as a public company.

     18. We have raised additional capital through a loan and disclosed out plans to raise equity capital from our new shareholders after the distribution.

     19.  Changed as requested

     20. Mr. Myers involvement with Unseen Solar, Inc. is disclosed under "Patents". We have disclosed Mr. Henderson's involvement in his resume under "Management" Mr. Henderson has no personal information regarding the shareholders of Garden Bay. The exception to this statement is

          Edward Myers III who was an officer and director of Ads in Motion. We have disclosed this under "Dividend Distribution..." Mr. Henderson has inquired of the president of Garden Bay as to his knowledge. He has replied in part that "Garden Bay does not keep records of the personal investments of its stockholders" and that he has no personal knowledge of the history of their investments.

     21.  We have added the information.

     22.  We have removed the tax opinion

     23.  We have add the paragraph

     24.  Reference to Karen Batcher, Esq. has been removed.

Sincerely,

FREEFLOW, INC.


/s/ "S" Douglas Henderson
--------------------------------
President

Cc: Karen Batcher, Esq.